Exhibit 99.1

PyroGenesis Announces Voting Results
from 2021 Annual Meeting of Shareholders

MONTREAL, QUEBEC (GlobeNewswire – June 22, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce the voting results from its annual meeting of shareholders held on June 22, 2021 in a virtual format.

A total of approximately 55% of the issued and outstanding common shares of PyroGenesis were represented at the meeting.

All of the nominees for election as directors of PyroGenesis referred to in its management information circular for the meeting were elected. Votes cast on this matter were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
P. Peter Pascali	86,642,571	99.90%	85,250	0.10%
Robert Radin	86,542,198	99.79%	185,623	0.21%
Andrew Abdalla	86,547,615	99.79%	180,206	0.21%
Dr. Virendra Jha	86,550,423	99.80%	177,398	0.20%
Rodayna Kafal	86,648,212	99.91%	79,609	0.09%
Ben Naccarato	86,427,780	99.65%	300,041	0.35%
Nannette Ramsey	86,656,877	99.92%	70,944	0.08%
Rodney Beveridge	86,413,453	99.64%	314,368	0.36%

Raymond Chabot Grant Thornton LLP was appointed auditors of PyroGenesis and the directors of PyroGenesis were authorized to fix their remuneration.

Further, amendments made to the stock option plan of PyroGenesis were also approved by the shareholders.

Final voting results on all matters voted on at the meeting can be found under PyroGenesis’ profile on SEDAR at www.sedar.com.

Separately, PyroGenesis is also pleased to announce that, in the coming days, its 2021 Annual Progress Report will be available on its website at www.pyrogenesis.com/progress2021.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/